EXHIBIT 99.1

For Immediate Release	Contact: Gates Little
(256) 543-3860
For Immediate Release
February 11, 2005

The Southern Banc Company, Inc. Announces

Second Quarter Earnings

The Southern Banc Company, Inc. (NASDAQ-OTCBB:SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $113,000 or $0.14 and $0.13 per basic and diluted share, respectively, for the quarter ended December 31, 2004. This compared to net income of $124,000 or $0.14 and $0.13 per basic and diluted share, respectively for the quarter ended December 31, 2003.

For the six month period ended December 31, 2004, net income was $252,000 as compared to net income of $272,000 for the six month period ended December 31, 2003. Basic and diluted earnings per share for the six month period ended December 31, 2004 were $0.30 and $0.29, respectively. This compared to $0.31 and $0.29 per basic and diluted share, respectively, for the quarter ended December 31, 2003.

Gates Little, President and Chief Executive Officer of the Company, stated that the decrease in net income and earnings per share for the six month period ended December 31, 2004 resulted primarily from a decrease in net interest margin of approximately $28,000 and an increase in total non-interest expense of approximately $25,000 offset by an increase in total non-interest income of approximately $20,000.

The Company’s total assets at December 31, 2004 were approximately $108 million.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the NASDAQ OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	December 31, 2004	June 30, 2004
ASSETS

CASH AND CASH EQUIVALENTS	$8,447	$5,734

SECURITIES AVAILABLE FOR SALE, at fair value	58,519	56,717
SECURITIES HELD TO MATURITY, at amortized cost, fair value of $3,562 and $4,475, respectively	3,352	4,194
FEDERAL HOME LOAN BANK (FHLB) STOCK	511	792
LOANS HELD FOR SALE	169	0
LOANS RECEIVABLE, net of allowance for loan losses of $130 and $144, respectively	35,480	37,477
PREMISES AND EQUIPMENT, net	473	486
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	449	439
PREPAID EXPENSES AND OTHER ASSETS	600	514

TOTAL ASSETS	$108,000	$106,353

LIABILITIES

DEPOSITS	$83,776	$82,005
FHLB ADVANCES	6,500	6,916
OTHER LIABILITIES	413	179

TOTAL LIABILITIES	90,689	89,100

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding — none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	13,934	13,910
Unearned compensation	(18)	(71)
Shares held in trust, at cost, 56,646 and 34,799 shares, respectively	(954)	(495)
Retained earnings	11,446	11,341
Treasury stock, at cost, 562,452 shares	(7,347)	(7,347)
Accumulated other comprehensive income (loss), net	235	(100)

TOTAL STOCKHOLDERS’ EQUITY	17,311	17,253

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$108,000	$106,353

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
INTEREST INCOME:

Interest and fees on loans	$516	$563	$1,036	$1,148
Interest and dividends on securities available for sale	645	592	1,299	1,145
Interest and dividends on securities held to maturity	70	100	141	220
Other interest income	12	11	22	25

Total interest income	1,243	1,266	2,498	2,538

INTEREST EXPENSE:
Interest on deposits	478	446	933	930
Interest on borrowings	75	86	154	174

Total interest expense	553	532	1,087	1,104

Net interest income before provision for loan losses	690	734	1,411	1,434
Provision for loan losses	5	0	5	0

Net interest income after provision for loan losses	685	734	1,406	1,434

NON-INTEREST INCOME:
Fees and other non-interest income	42	49	81	94
Gain on sale of securities	33	0	33	0

Total non-interest income	75	49	114	94

NON-INTEREST EXPENSE:
Salaries and employee benefits	342	340	647	625
Office building and equipment expenses	39	34	80	68
Other operating expense	194	206	380	389

Total non-interest expense	575	580	1,107	1,082

Income before income taxes	185	203	413	446

PROVISION FOR INCOME TAXES	72	79	161	174

Net Income	$113	$124	$252	$272

EARNINGS PER SHARE:
Basic	$0.14	$0.14	$0.30	$0.31
Diluted	$0.13	$0.13	$0.29	$0.29

DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875	$0.1750	$0.1750

AVERAGE SHARES OUTSTANDING:
Basic	823,273	892,308	838,767	886,330
Diluted	845,150	926,618	860,639	924,121

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Six Months Ended December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$252	$272
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	19	22
Amortization (accretion), net	40	148
Amortization of unearned compensation	77	81
Provision for loan losses	5	0
Net gain on sale of secondary market loans	5	(10)
Gain on sale of securities	(33)	0
Proceeds from sale of secondary market loans	551	527
Loans originated for secondary market	(556)	(467)
Change in assets and liabilities:
Decrease (increase) in accrued interest & dividends receivable	(10)	53
Increase in other assets	(86)	(11)
Increase (decrease) in other liabilities	33	(114)

Net cash provided by operating activities	297	501

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(11,263)	(13,109)
Proceeds from maturities, principal payments, and sales of securities available for sale	9,910	13,367
Proceeds from maturities and principal payments on securities held to maturity	846	1,895
Proceeds from sale of FHLB stock	281	0
Net loan repayments	1,992	743
Capital expenditures, net	(6)	(9)

Net cash provided by (used in) investing activities	1,760	2,887

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	1,771	(2,736)
Decrease in advance payments by borrowers for taxes and insurance	(7)	(12)
Dividends paid	(147)	(158)
Proceeds from exercise of stock options	320	217
Purchase of options to fund trust	(864)	0
Increase (decrease) in FHLB advances, net	(417)	583

Net cash provided by (used in) financing activities	656	(2,106)

Net increase in cash and cash equivalents	2,713	1,282

CASH AND CASH EQUIVALENTS, beginning of period	5,734	9,393

CASH AND CASH EQUIVALENTS, end of period	$8,447	$10,675

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$50	$198

Interest	$1,090	$1,120

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